UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-32207

Sigma Designs, Inc. The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter,

and name of Exchange where security is listed and/or registered)

47467 Fremont Boulevard, Fremont, California 94538

(Address of principal executive office) (Zip Code)

(510) 897-0200

(Registrants’ telephone number, including area code)

Common Stock, no par value

(Description of class of securities)

Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma Designs, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Sigma Designs, Inc.

Date: August 15, 2018	By:	/s/ Elias Nader
	Name:	Elias Nader
	Title:	Interim President and Chief Executive Officer and Chief Financial Officer